Exhibit 11.1

Computation of Earnings Per Share

The following formula was used to calculate the earnings per share, Consolidated Statements of Income for the three and six months ended June 30, 2003 and 2002, included in this report as Exhibit 13.3.

Earnings Per Share

Net Income /

Weighted average shares of common stock outstanding for the period

	Three months ended June 30,
	2003	2002
Weighted Average Shares Outstanding	1,538,443	1,538,443
Net Income	690,729	673,063
Per Share Amount	.45	.44

	Six months ended June 30,
	2003	2002
Weighted Average Shares Outstanding	1,538,443	1,538,443
Net Income	1,310,200	1,284,027
Per Share Amount	.85	.84

No common stock equivalents exist.